Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Peggy Kim, Senior Attorney
Anita Karu, Attorney-Advisor
April 23, 2007

Re:	Acceleration Request
Ocean Power Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-138595
Dear Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued April 9, 2007 through the date hereof, estimated as follows:
Preliminary Prospectus dated April 9, 2007:
579 to Underwriters
5,822 to Institutions
63 to Dealers
7,288 to Others
Total:  13,752
     We were advised on April 18, 2007 by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.
     In accordance with Rule 461 of the Act, we hereby join in the request of Ocean Power Technologies, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on April 24, 2007, or as soon thereafter as practicable.

Very truly yours,

UBS SECURITIES LLC
BANC OF AMERICA SECURITIES LLC
BEAR, STEARNS & CO. INC.

Acting severally on behalf of themselves
and as representatives of the several
Underwriters

By:	UBS Securities LLC

By:	/s/ DANIEL H. FLEISCHER

	Name:	Daniel H. Fleischer
	Title:	Director

By:	/s/ WALTER HULSE

	Name:	Walter Hulse
	Title:	Managing Director